March 18, 1994

Air & Water Technologies Corporation
U.S. Highway 22 West and Station Road
Branchburg, New Jersey 08876

Ladies and Gentlemen:

     This letter agreement confirms the understanding between Air & Water Technologies Corporation, a Delaware corporation ("AWT" or the "Company"), and Compagnie Generale des Eaux, a French corporation ("Generale des Eaux"), to effect the transactions set forth herein. As further described below, AWT and Generale des Eaux have agreed to enter into a closer relationship designed to strengthen the Company's competitive and financial position. Both parties believe that these arrangements will enhance the overall value of AWT and its ability to achieve its objective.

     Subject to the terms and conditions set forth herein, the parties will enter into an Investment Agreement (the "Investment Agreement") which consists of the following (see Exhibit A hereto for further details):

     o Generale des Eaux would purchase for cash $60,000,000 of the Company's Series A Convertible Exchangeable Preferred Stock, having the terms set forth on Exhibit B hereto (the "Series A Preferred");

     o Generale des Eaux would exchange on a tax-free basis all of the outstanding capital stock of Professional Service Group, Inc., a Michigan corporation ("PSG"), for 6,500,000 shares of the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock");

     o Upon execution of this letter agreement, Generale des Eaux shall enter into the financial undertakings set forth on Exhibit C hereto; and

     o    Generale des Eaux will agree in the Investment
          Agreement that AWT shall become Generale des Eaux's exclusive vehicle in the United States, its possessions and its territories for its water and waste water management and air pollution activities. Generale des Eaux will also assist AWT in developing its water and waste water management and air pollution activities in both Canada and Mexico, subject to existing contractual agreements and taking into account the respective interests of both companies.

     Upon execution of this letter agreement, Generale des Eaux will purchase 500,000 shares of Class A Common Stock for an aggregate purchase price of $5,000,000. AWT represents and warrants that all such shares of Class A Common Stock have been duly authorized, and upon issuance will be validly issued, fully-paid and non-assessable, and such issuance is not subject to any pre-emptive or similar rights.

     AWT and Generale des Eaux will (a) cooperate with each other in good faith in the preparation of definitive documentation providing for the transactions contemplated by the Investment Agreement, the making of all required governmental filings and the obtaining at the earliest practicable date of all necessary approvals and consents from governmental entities and third parties and (b) negotiate in good faith towards reaching agreement on the definitive documentation providing for such transactions at the earliest practicable date.

     The obligations of AWT and Generale des Eaux to consummate the transactions contemplated by this letter agreement (other than those set forth on Exhibit C hereto) will be subject to satisfaction of the following conditions, and as otherwise set forth in the Investment Agreement:

          (a) approval of the issuance to Generale des Eaux of the Series A Preferred Stock and the Class A Common
     Stock by the stockholders of AWT pursuant to the rules and regulations of the American Stock Exchange;

          (b) receipt of all necessary governmental and regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") and the provisions of Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, as amended ("Exon-Florio"), containing no condition or restriction which, in such party's reasonable opinion, would materially diminish such party's rights and protections, taken as a whole, under the Investment Agreement;

          (c) in the case of AWT only, the receipt by AWT of a written opinion form Allen & Co., ATW's independent financial advisors, to the effect that the transactions contemplated by the Investment Agreement are fair, from a financial point of view, to the shareholders of AWT (other than Generale des Eaux); and

          (d) the absence of any injunctions or other prohibiting consummation of the transactions contemplated by the Investment Agreement.

     Each of AWT and Generale des Eaux represent and warrant that such party has or has caused to be taken any necessary corporate action to authorize the execution, delivery and performance of this letter agreement and that this letter agreement is a valid and binding agreement of such party.

     AWT represents and warrants that the unaudited consolidated financial statements for the quarter ended January 31, 1994 of the Company included in the Form 10-Q as filed with the Securities and Exchange Commission (the "Commission") will fairly present, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto and except for normal year-end adjustments), the consolidated financial position of the Company and its consolidated subsidiaries as of January 31, 1994 and the consolidated results of operations and statement of cash flows for the quarter then ended. Other than liabilities disclosed, or provided for, in the Form 10-Q or otherwise disclosed to Generale des Eaux in writing, as of such date, (i) there existed no liabilities of the Company or its consolidated subsidiaries of any kind whatsoever, whether accrued, contingent, absolute or otherwise and
(ii) there was no existing condition, situation or set of circumstances which would result in such a liability, except in the case of each of clauses (i) and (ii) for liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect in the business, properties or condition (financial or otherwise) of the Company. Since January 31, 1994, there has been no material adverse change in the business, properties or condition (financial or otherwise) of the Company.

     The Company shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval of the transactions contemplated by this letter agreement. The Directors of the Company shall, subject to their fiduciary duties as advised by counsel, recommend approval by the Company's stockholders of the transactions contemplated by this Agreement. In connection with such meeting, the Company (i) will promptly prepare and file with the Commission, will use its best efforts to have cleared by the Commission and will thereafter mail to its stockholders as promptly as practicable the proxy statement of the Company and all other proxy materials for such meeting, (ii) will, subject to the provisions of the immediately preceding sentence, use its best efforts to obtain the necessary approvals by its stockholders of the transactions contemplated hereby and (iii) will otherwise comply with all legal requirements applicable to such meeting. Generale des Eaux agrees to vote all of its shares in favor of the transactions contemplated by this letter agreement at such meeting of stockholders.

     AWT agrees to increase the size of the Board of Directors promptly after execution of this letter agreement by two Directors and shall appoint as Director of the Company (with terms expiring at the next annual meeting of the Company's stockholders) such persons designated by Generale des Eaux. AWT further agrees to place the two Directors designated by Generale des Eaux on the Executive Committee of the Board promptly after execution of this letter agreement.

     AWT and Generale des Eaux shall agree on the form and content of any public announcements which shall be made concerning this letter agreement or the transactions contemplated hereby and neither AWT nor Generale des Eaux shall make any such public announcement without the consent of the other, except with respect to any public announcement or other public disclosure, to the extent either party determines, in good faith and with the advice of counsel, such announcement or disclosure is required by law or the rules or regulations of any exchange on which such party's securities are listed or to avoid undue risk that the transactions contemplated hereby will be enjoined or that such party, its officers, directors or representative will be liable for damages as a result thereof.

     In connection with the preparation of the Investment Agreement and subject to the terms of the Confidentiality Agreement dated October 22, 1992 between the parties, AWT will and Generale des Eaux will cause PSG to, and each will cause its respective officers, directors, employees and agents to, afford Generale des Eaux and AWT, as the case may be, and their respective officers, employees, advisors and agents reasonable access at all reasonable time to AWT's and PSG's respective officers, employees, agents, properties, books, records and contracts and will furnish to AWT and Generale des Eaux and their respective advisors all financial, operating and other data and information as each of AWT and Generale des Eaux or their respective advisors may reasonably request.

     AWT shall not nor shall AWT permit any of its subsidiaries or any of its or their respective officers, directors, employees, agents or advisers to initiate, solicit or encourage, or take any other action to facilitate (including by way of furnishing nonpublic information, except to the extent determined in good faith by the Board of Directors of AWT (the "Board") based on the advice of counsel to be legally required for the discharge by the Board of its fiduciary duties), and inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal (as defined below) or, except to the extent determined in good faith by the Board based on the advice of counsel to be legally required for the discharge by the Board of its fiduciary duties, agree to or endorse any takeover proposal, or participate in any discussions or negotiations, or provide third-parties with any nonpublic information, relating to any such inquiry or proposal. AWT shall promptly inform Generale des Eaux orally and in writing of any such inquiry or proposal. As used herein, "takeover proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving AWT or any of its subsidiaries (other than that involving solely an acquisition of a business or assets by AWT or any of its subsidiaries) or any proposal or offer to acquire in any manner a significant (i.e., more than 10% of the then outstanding shares of AWT) equity interest in, or a significant (i.e., more than 10% of the consolidated total assets of AWT) portion of the assets of (including the stock or assets of subsidiaries) AWT, but excluding the transactions contemplated by the Investment Agreement.

     AWT agrees not to (i) adopt any stockholder rights plan (or any arrangement which is designed to disadvantage Generale des Eaux on the basis of the size of its shareholding), (ii) make any material change in the Company's capital structure or issue any capital stock except as provided herein or (iii) modify or enter into any employee benefit arrangements or any agreements with employees or grant any severance or termination compensation rights to employees. The foregoing restrictions shall terminate in the event that (i) Generale des Eaux materially breaches any of its obligations or representations contained herein, in Exhibit C hereto or in the Investment Agreement or (ii) Generale des Eaux commence a tender offer for or acquires more than 1% of the outstanding shares of Class A Common Stock (except as contemplated by this letter agreement) or commences any solicitation of proxies from the Company's stockholders not approved by the Company's Board of Directors. Generale des Eaux will give the Company two days' prior written notice of any acquisition of more than 1% of the outstanding shares.

     In the event that Generale des Eaux materially breaches any of its obligations or representations contained herein, in Exhibit C or in the Investment Agreement, Generale des Eaux agrees that the provisions of
Article VI of the Stock Purchase Agreement dated May 13, 1990 shall be reinstated for an additional three years period from the date hereof.

     The parties hereto will be responsible for all of their own costs incurred by them with respect to the investigation and negotiation of this letter agreement and the transactions contemplated hereby.

     This letter agreement may be terminated and the transactions contemplated hereby may be abandoned or terminated by written notice to that effect given by either party to the other on or after July 31, 1994, if by such date the parties hereto shall not have executed definitive documentation to effect the transactions contemplated by the Investment Agreement. Except as expressly provided herein, upon any such termination, the parties shall each be released from all further obligations and liabilities hereunder; provided that each party shall remain liable for any breach or violation of the terms hereof by such party prior to such termination.

     This letter agreement may be executed in one or more counterparts.

     This letter agreement, which shall be governed by and construed in accordance with the internal laws of the State of New York, is binding upon the parties hereto and any of its terms may only be modified, waived or supplemented in a written agreement executed by authorized representatives of each of AWT and Generale des Eaux.


                                   Sincerely,

                                   COMPAGNIE GENERAL DES EAUX

                                   By: /s/ Jacques-Henri David
                                       ___________________________
                                       Title


Acknowledged and agreed:

AIR & WATER TECHNOLOGIES CORPORATION

By: /s/ Eckardt C. Beck
    _________________________________
    Title


                                                              Exhibit A

                    Term Sheet for Investment Agreement

1.  Board of Directors Representation.

Generale des Eaux will have representation on the Board (and all Committees thereof other than any Special Committee of independent directors) that is proportionate to the aggregate number of shares of Class A Common Stock (the "Shares") owned by Generale des Eaux on a fully diluted basis (rounded down to the next whole number if Generale des Eaux owns in the aggregate less than 50% of the outstanding shares on a fully diluted basis or, if otherwise, rounded up to the next whole number).

Immediately after closing of the transactions contemplated by the Investment Agreement, the Board shall initially consist of eleven Directors, with three directors who are employees of Generale des Eaux or its affiliates as designated by Generale des Eaux, two Independent Directors (as defined below) designated by Generale des Eaux, five Directors consisting of Messrs. Beck, Costle, Dowd, Morris and Senior and an additional Independent Director satisfactory to Generale des Eaux. The Board shall have at least three Directors who are not employees of the Company or Generale des Eaux or any of their respective affiliates ("Independent Directors"). All Independent Directors shall be satisfactory to Generale des Eaux. The Chairman of the Board shall be designated by Generale des Eaux.

2.  Management

Generale des Eaux shall have the right to designate the Chief Executive Officer and the Chief Financial Officer of the Company. Current AWT management would participate in the transition as mutually agreed upon. It is Generale des Eaux's current intention to work with as many members of current management as possible. Mr. Beck shall continue as Chairman and Chief Executive Officer until the closing of the transactions contemplated by the letter agreement. All agreements of AWT with employees will be honored.

3.   Affiliate Transactions

Any transactions (or series of related transactions in a chain) between AWT and any of its subsidiaries and Generale des Eaux or any of its subsidiaries shall be on an arms length basis, and (i) any such transaction (or such series of transactions) having an aggregate value in excess of $1,000,000 and (ii) any settlement of the PRASA litigation must be approved by a majority of the Independent Directors or a Special Committee thereof. After closing of the transactions contemplated by the Investment Agreement, all actions by AWT with respect to the Investment Agreement shall be taken by majority approval of such Independent Directors.

4.   Joint Efforts

Generale des Eaux will agree in the Investment Agreement that AWT shall become Generale des Eaux's exclusive vehicle in the United States, its possessions and its territories for its water and waste water management and air pollution activities. Generale des Eaux will also assist AWT in developing its water and waste water management and air pollution activities in both Canada and Mexico, subject to existing contractual agreements and taking into account the respective interest of both companies. AWT shall be offered an active participation in any new water management investments by Generale des Eaux in the United States which are too capital intensive for AWT to undertake on a stand-alone basis. In addition, Generale des Eaux and AWT will establish a privileged commercial relationship for the development of air pollution activities in Europe.

5.   Representations

AWT and Generale des Eaux (including with respect to PSG) will make representations and warranties to each other in connection with the transactions contemplated hereby which are customary for transactions of this nature, subject to standard materiality qualifications, which representations (including, in the case of AWT and with respect to PSG, with regard to the absence of any material adverse change in the business, financial condition and results of operations of AWT and PSG and their respective subsidiaries, taken as a whole) will be brought down to closing but will not survive the closing.

6.   Covenants

The transactions contemplated by the Investment Agreement will be dependent upon performance of customary pre-closing covenants for similar transactions, including:

          (a) operation of the businesses of AWT and PSG in the ordinary course consistent with past practice; and

          (b) AWT would agree to the "no-shop" and other covenants substantially similar to those contained in the letter agreement of which this Exhibit A forms a part.


7.   Purchase Price Adjustment

The purchase price for the capital stock of PSG shall be adjusted in cash upwards or downwards, as the case may be, to the extent the consolidated net worth (excluding any intercompany debt) of PSG as of closing of the transactions contemplated by the Investment Agreement is greater or lower, as the case may be, than the consolidated net worth (excluding any intercompany debt) of PSG as of December 31, 1993.

8.   Access

For so long as Generale des Eaux beneficially owns at least 26% of the outstanding Shares on a fully diluted basis, it will have access on reasonable terms to the books, records and employees of AWT and its subsidiaries and provision by AWT of all information reasonably requested by such party, subject to confidentiality obligations that at the time may be owned by AWT to third parties, to appropriate confidentiality arrangements and requirements of law.

9.   Registration Rights

Four demand and unlimited piggyback registration rights for the Class A Convertible Exchangeable Preferred Stock and the Shares held by
Generale des Eaux, subject to reasonable limits regarding the frequency of exercises, blackout periods, and clawbacks and restriction on the size of the offerings by underwriters.


                                                             Exhibit B


                  Term Sheet for Series A Preferred Stock


1.  Securities Offered .........   Series A Convertible Exchangeable
                                   Preferred Stock ("Series A
                                   Preferred") exchangeable into
                                   Convertible Subordinated Debt with
                                   a maturity of 10 years from the
                                   date of issuance of the Series
                                   A Preferred ("Convertible Debt").

2.  Dividends...................   The amount of the Series A
                                   Preferred dividend will be equal
                                   to 5 1/2% per annum. If the Series
                                   A Preferred is exchanged into
                                   Convertible Debt, the interest
                                   rate will be 5 1/2% per annum.
                                   Annual cumulative dividends or
                                   interest, accruing from the date
                                   of issue, will be payable in cash
                                   semi-annually.

3.  Liquidation Preference .....   $50.00 per share, plus accrued and
                                   unpaid dividends.

4.  Exchange Provisions ........   The Series A Preferred is
                                   exchangeable, in whole or in part,
                                   into Convertible Debt, at the
                                   option of the Company at any time
                                   after June 30, 1997, on not less
                                   than 30 nor more than 60 days
                                   prior written notice. Each $50.00
                                   liquidation value of Series A
                                   Preferred is exchangeable for
                                   $50.00 face amount of Convertible
                                   Debt.

5. Conversion Rights ...........   The Series A Preferred and
                                   Convertible Debt are convertible,
                                   in whole or in part, at the option
                                   of the Holder at any time into the
                                   Company's Class A Common Stock at
                                   a conversion price equal to $12.50
                                   per share of Class A Common Stock,
                                   subject to adjustment as provided
                                   below.

6.  Anti-dilution ..............   Customary provisions, including
                                   adjustments (using a weighted average in the case of items (iii), (iv), (v) and
                                   (vi) so as to preserve the fully diluted percentage of Common Stock into which the Series A Preferred Stock is convertible) in the event of:

                                   (i)   stock dividends, stock
                                         reclassifications or
                                         recapitalizations, stock
                                         splits, reverse stock splits and
                                         the like;

                                    (ii) dividends or other distributions
                                         of cash or assets or evidence of
                                         indebtedness;

                                   (iii) dividends or other distributions
                                         of securities or rights
                                         convertible into or exercisable
                                         for shares of any class of common
                                         stock of the Company at a purchase
                                         price less than the conversion
                                         price of such common stock;

                                    (iv) issuance of shares of any class of
                                         common stock of the Company at a
                                         price less than the conversion
                                         price of such common stock;

                                     (v) issuance of securities or rights
                                         convertible into or exercisable
                                         for shares of any class of common
                                         stock of the Company at a purchase
                                         price less than the conversion
                                         price of such common stock; and

                                    (vi) repurchase by the Company,
                                         directly or indirectly, of shares
                                         of any class of common stock at
                                         a price in excess of the
                                         conversion price of such common
                                         stock.

7.  Redemption at Option of
     the Company ...............   The Series A Preferred is not redeemable
                                   before June 30, 1997. Between June 30,
                                   1997 and June 30, 2000, the Series  A
                                   Preferred will be redeemable at the
                                   option of the Company, on not less than
                                   30 nor more than 60 days prior written
                                   notice. The Company may exercise this
                                   option during such time period only if
                                   for 20 trading days within any period
                                   of 30 consecutive trading days,
                                   including the last trading day of such
                                   period, the closing price of the Common
                                   Stock exceeds $18.75, subject to
                                   adjustments. After June 30, 2000, the
                                   Series A Preferred will be redeemable
                                   at any time. The same redemption
                                   provisions apply to the Convertible
                                   Debt. The redemption price will be
                                   103.85% after June 30, 1997 and will
                                   decrease by .55% each year until it
                                   reaches 100% where it will remain fixed.

8.  Voting Rights ..............   On all matters the Holders of the Series
                                   A Preferred will have one vote (voting
                                   as a class with the Common Stock) for
                                   each share of Common Stock that their
                                   Series A Preferred represents. In
                                   addition, the Series A Preferred will
                                   vote separately as a class on (i) any
                                   amendments to the Certificate of
                                   Designation of the terms of the Series A
                                   Preferred and (ii) any merger,
                                   consolidation, reclassification or
                                   similar transaction which will
                                   adversely affect the rights and
                                   preferences of the Series A Preferred.

9.  Ranking ....................   The Series A Preferred will rank (1)
                                   with respect to the payment of amounts
                                   upon liquidation, dissolution or
                                   winding up, senior to the Common Stock,
                                   and pari-passu with any other Preferred
                                   Stock and (2) with respect to the
                                   payment of dividends, senior to the
                                   Common Stock and pari-passu with any
                                   other Preferred Stock. The Convertible
                                   Debt will be subordinated to the
                                   Company's senior debt and senior
                                   subordinated debt.

10.  Maturity ..................   Perpetual



                                                            Exhibit C

                                               March 18, 1994

The Board of Directors
Air & Water Technologies Corporation
U.S. Highway 22 West and Station Road
Branchburg, New Jersey 08876

Gentlemen:

    As an inducement to Air & Water Technologies Corporation ("AWT") entering into with us that certain letter agreement of even date herewith (the "Letter Agreement"), Compagnie Generale des Eaux undertakes the following:

    1. If the transactions contemplated by such letter agreement are not consummated on or before June 14, 1994 and AWT has not theretofore been able to obtain up to $125,000,000 of debt financing to repay the Senior Note held by The Prudential Insurance Company of America (the "Prudential Note"), and subject to there not having occurred any material adverse change or any event which would reasonably be expected to result in a material adverse change in the business, properties or condition (financial or otherwise) of AWT and subject to AWT not being in material breach of its obligations or of any representation under the Letter Agreement or the Investment Agreement, and provided that the shareholders of AWT shall not have voted against approval of the transactions contemplated by the aforementioned letter agreement, Generale des Eaux will provide any assistance and support necessary for a bank or other financial institution to provide bridge financing to AWT for up to $125,000,000 on a senior basis at a rate equal to 3 month LIBOR + 325 basis points, any such loans to be repaid as promptly as practicable, and in any event within six months, by AWT, it being understood that such bridge financing would contain customary covenants and events of default for loans of this type. Furthermore, should such bridge financing not be repaid within 6 months, Generale des Eaux will have the right to cause (i) the entire outstanding principal amount (plus accrued interest) of such bridge debt to be exchanged for shares of AWT or (ii) if any approval of the stockholders of AWT is required for the issuance of such shares, and has not been obtained, an amount of bridge debt to be exchanged for the maximum number of shares permitted to be issued without stockholder approval, in each case such shares shall be valued at the average of the closing bid price for such shares over the 20 trading days prior to any such exchange.

    2. After consummation of the transactions contemplated by the Letter Agreement, CGE will provide any assistance and support necessary to enable AWT to obtain up to $125,000,000 of permanent bank debt financing on an unsecured basis to repay the Prudential Note at an interest rate not in excess of the market rate for a seven year fixed rate swap against 3 month LIBOR + 125 basis points with a covenant package that does not include a negative pledge restriction on AWT's assets and permits normal working capital borrowing by AWT.

    3. After consummation of the transactions contemplated by the Letter Agreement, Generale des Eaux will co-sign on a case by case basis with AWT, applications for letters of credit of AWT's water and waste water management and air pollution projects, subject to approval by Generale des Eaux, in accordance with its usual business practices of such water and waste water management or air pollution projects. CGE acknowledges (without thereby intending to imply a limitation) that its support of letters of credit could reach or exceed the level of letters of credit currently carried by AWT.

     This letter is intended for the sole benefit of Air & Water
Technologies Corporation and not for the benefit of any other person, including without limitation any creditor or shareholder of AWT.


                                     Very truly yours,

                                     COMPAGNIE GENERALE DES EAUX


                                     By  /s/ Jacques-Henri David
                                        -------------------------